Exhibit 4.2

CERTIFICATE OF ELIMINATION OF

SERIES A PREFERRED STOCK OF

FIRST MIDWEST BANCORP, INC.

(Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware)

First Midwest Bancorp, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (“DGCL”) hereby certifies as follows:

FIRST: Pursuant to Section 151 of the DGCL and the authority granted under the Company’s Restated Certificate of Incorporation, as amended (“Restated Certificate of Incorporation”), the Company’s Board of Directors (“Board”), by resolutions duly adopted, authorized the issuance of a series of shares of Series A Preferred Stock, without par value (“Series A”), and established the voting powers, designations, preferences and relative participating and other rights, and the qualifications, limitations or restrictions thereof, and on February 16, 1989, filed a certificate of designation (“Certificate of Designation”) for such Series A in the office of the Secretary of State of the State of Delaware, with such Certificate of Designation being amended on August 11, 1993, to authorize 130,000 shares of Series A; on November 22, 1995, to authorize 200,000 shares of Series A; on September 18, 1997, to authorize 300,000 shares of Series A; and on June 18, 1998, to authorize 600,000 shares of Series A.

SECOND: No shares of Series A are outstanding and no shares of Series A will be issued under the Certificate of Designation.

THIRD: Pursuant to the provisions of Section 151(g) of the DGCL, on November 19, 2008 the Board adopted the following resolutions:

FURTHER RESOLVED that, no shares of Series A are outstanding under the certificate of designation for the Company’s current Series A and no shares of Series A will be issued under such certificate of designation, and that all matters set forth in the certificate of designation for the Company’s current Series A shall be eliminated from the Company’s restated certificate of incorporation, as amended.

FURTHER RESOLVED, that, the Authorized Officers are, and each individually is, hereby authorized to, on behalf of the Company, prepare, execute and file documents, and take all actions deemed necessary and appropriate to cause the Company to file a certificate of elimination for the Company’s current Series A whereupon all matters set forth in the certificate of designation for such series shall be eliminated from the Company’s restated certificate of incorporation, as amended.

FURTHER RESOLVED, that, any and all actions to be taken, caused to be taken or heretofore taken by the Authorized Officers in executing any and all documents, agreements and instruments and in taking any and all steps (including the payment of all expenses) deemed by such officer to be necessary or desirable to carry out the intents and purposes of the foregoing resolutions are hereby authorized, ratified and confirmed.

FOURTH: Accordingly, all matters set forth in the Certificate of Designation, as so amended, be and hereby are eliminated from the Company’s Restated Certificate of Incorporation.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Cynthia A. Lance, its Executive Vice President and Corporate Secretary, this 3rd day of December 2008.

FIRST MIDWEST BANCORP, INC.

/s/ Cynthia A. Lance
Name:	Cynthia A. Lance
Title:	Executive Vice President and
Corporate Secretary

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